May 22, 2009

Mark C. Amorosi
D 202.778.9351
F 202.778.9100
mark.amorosi@klgates.com

VIA IDEA AND E-MAIL

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Certain Comments on Post-Effective Amendment No. 63 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are certain comments that you provided on April 27, 2009 concerning Post-Effective Amendment No. 63 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A (the “Registration Statement”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2009, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which will be reflected in a post-effective amendment to the Trust’s Registration Statement to be filed with the SEC. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

PROSPECTUS

1.	Portfolio Fees and Expenses

	(a)	Please delete “Total” from the caption for the last line item of the annual portfolio operating expenses table.

The Trust has made the requested change.

Sonny Oh

May 22, 2009

(b)

Please confirm with the staff that if any Portfolios are operating below the applicable contractual expense limit in effect for the Portfolio, the footnote explaining the contractual limit will specify the applicable expense limits in contrast to a Portfolio operating at or above the applicable contractual expense limit where the footnote may state that the annual operating expenses of the Portfolio are limited so that they “do not exceed the amount shown above under Net Annual Portfolio Operating Expenses.”

The Trust confirms that the relevant footnote will accurately reflect whether a Portfolio is operating below, at or above its expense limit.

	(c)	Please modify the last sentence of the preamble to the annual portfolio operating expense table to state that such fees may be imposed at the Contract level.

The Trust has reorganized the language in the preamble to clarify that the relevant statement refers only to fees imposed at the Portfolio level and that information about Contract fees and expenses may be found in the Contract prospectuses.

(d)

In the second paragraph under “Example,” please modify the statement that costs would be the same whether or not you redeemed your shares at the end of these periods given that many contracts impose a contingent deferred sales charge at the end of 1 and 3 years.

The Trust has revised the disclosure to further clarify that Contract fees and charges are not reflected in the example.

STATEMENT OF ADDITIONAL INFORMATION

1.	Trust Investment Policies

	(a)	Fundamental Restrictions (page 3)

Please confirm compliance with Section 8(b)(1) of the Investment Company Act of 1940, as amended (“1940 Act”), (e.g.,borrowing money).

The Trust confirms its belief that the disclosure complies with Section 8(b)(1) of the 1940 Act. Please refer to fundamental restriction (2) for the Trust’s fundamental policy on borrowing money.

Sonny Oh

May 22, 2009

(b)	Non -Fundamental Restrictions (page 4)

(i)

In light of the name of the first three Groups (see pages 4, 8 and 12 of the prospectus), clarify what investments are referred to as being “suggested” by the name of a Portfolio as described in the second to last paragraph.

The Trust has deleted the disclosure referenced in the SEC staff’s comment because the disclosure was inadvertently included in the Post-Effective Amendment. Rule 35d-1 does not apply to the Portfolios because they do not use any terms in their names that suggest that they focus their investments in a particular type of investment, industry or geographic region.

	(ii)	Please explain the legal basis for the last paragraph and include such disclosure in the summary and fuller discussion of investment policies in the prospectus.

Section 12(d)(1)(E) of the 1940 Act generally permits an investment company to invest all of its assets in the securities of a single other investment company, notwithstanding the limitations on investments in other investment companies in Sections 12(d)(1)(A) and (B). In 1983, the SEC staff issued a Generic Comment Letter (pub. avail. Feb. 22, 1983) in which it took the position that the conversion of a traditional open-end fund to a “master/feeder” arrangement permitted by Section 12(d)(1)(E) will not constitute a change in the fund’s fundamental policies provided that (1) the fund had reserved the right to undertake this conversion in the future, and (2) the fund did not have a fundamental policy that is otherwise inconsistent with investing in the securities of a master fund. While this position represented the views of the SEC staff only and did not have the force of law, and was subsequently withdrawn by the SEC in 1998 in connection with the adoption of amendments to Form N-1A,[1]the Trust has included the disclosure (as have other registrants) to make it clear that the Portfolios have reserved the right to convert to a master/feeder structure in the future. The Trust does not believe that prospectus disclosure is required by Form N-1A, particularly given that there is no current intention to convert the Portfolios to a master/feeder structure.

_____________________________

1     See Registration Form Used by Open-End Management Investment Companies, 1940 Act Release No. 23064 (March 13, 1998).

Sonny Oh

May 22, 2009

2.	Other Information (page 50)

Please note absence of disclosure regarding shareholder meetings and class-specific expenses typically provided under “Other Information” in other post-effective amendments for the Trust as well the absence of the required disclosure regarding the independent auditors, custodian, transfer agent, counsel, and financial statements typically provided under “Other Services” in other post-effective amendments for the Trust.

The Trust has added disclosure to clarify the absence of financial statements for each Portfolio. The Trust believes the disclosure included under “Other Information” otherwise conforms with the disclosure provided under “Other Information” in other post-effective amendments filed by the Trust.

*     *     *     *     *

Should you have any further comments on these matters, or any questions, please contact William MacGregor of AXA Equitable Life Insurance Company at (212) 314-5280 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.
Andrea Ottomanelli Magovern, Esq.
K&L Gates LLP